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                                                                                             EXHIBIT (12)(b)
                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                     OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                                               Nine Months
                                           ______________________________________________         Ended
                                           1993       1994      1995       1996      1997     Sept. 30, 1998
                                           ____       ____      ____       ____      ____     ______________
                                                          (In Millions of Dollars)

Fixed Charges, as defined:*
  Interest expense.....................  $  333.5   $  302.0  $  336.4   $  415.0  $  438.1       $280.9
  Estimated interest portion of
    rentals charged to expense......          4.8        5.6       4.5        4.1       6.6          7.0
  Preferred dividends of
    wholly owned subsidiary............         -          -         -       15.3      32.9         30.1
                                          _______    _______   _______    _______   _______        _____

      Total fixed charges..............  $  338.3   $  307.6  $  340.9   $  434.4  $  477.6       $318.0

  Preferred Stock Dividends,
    as defined:*.......................      56.8       60.8      57.2       46.2      33.8         20.6
                                          _______    _______   _______    _______   _______        _____

      Total fixed charges and
        preferred dividends............  $  395.1   $  368.4  $  398.1   $  480.6  $  511.4       $338.6
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*
  Income from continuing operations....  $  371.8   $  397.5  $  402.4   $  430.3  $  232.8       $141.3
  Add (deduct):
    Provision for income taxes.........     163.6      209.0     192.1      236.5     111.8         42.3
    Minority interest..................       2.7        1.3       1.4        1.8       1.9         (0.8)
    Undistributed income of less than
      50% owned affiliates.............     (16.2)     (14.7)    (15.0)     (18.2)    (11.1)         8.7
    Fixed charges as above.............     338.3      307.6     340.9      434.4     477.6        318.0
                                          _______    _______   _______    _______   _______        _____

      Total earnings...................  $  860.2   $  900.7  $  921.8   $1,084.8  $  813.0       $509.5
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends..      2.2x       2.4x      2.3x       2.3x      1.6x         1.5x
                                             ====       ====      ====       ====      ====         ====

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries.  "Preferred Stock
Dividends" represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.  "Earnings" represent the aggregate of (a)
income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e)
undistributed income of less than 50% owned affiliates without loan guarantees.

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